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[KIRKLAND & ELLIS LLP LETTERHEAD]

October 3, 2006

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Andrew P. Schoeffler
Lesli Sheppard
Pamela A. Long
Tracey Houser
Nili Shah

Re:
Physicians Formula Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
(SEC File No. 333-136913), originally filed August 25, 2006

Ladies and Gentlemen:

        Physicians Formula Holdings, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the "Amendment").

        On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated September 21, 2006. The Company's responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-1 filed on August 25, 2006. Where applicable, we have referenced in the Company's responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

General

1.
Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

  Response:    The Company acknowledges the Staff's comment and confirms that it will not circulate copies of the prospectus until it includes an estimated price range and all other information required by the federal securities laws. Because the valuation of the Company is still being finalized, the Company has not included the offering range or maximum number of shares to be offered in the Amendment, but currently expects to do so in its next filing.

2.
Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating.

  Response:    In response to the Staff's comment, the Company has included the artwork in the prospectus and is supplementally providing a copy of the artwork to the Staff. Please see Annex A attached hereto.

3.
We note the comparative and factual assertions throughout your prospectus as to the size of your operations and market share, your leading positions, and certain information related to your industries.

  Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Section 7 of the Securities Act and Rule 436 of Regulation C.

  Response:    The Company will include in the preliminary prospectus that it circulates to prospective investors updated comparative and factual assertions as to market share and the Company's leading positions, so that the basis for these assertions will be based on the most recently available data.

  The Company did not commission the research it cites in the prospectus and is not otherwise affiliated with ACNielsen or Euromonitor. ACNielsen data is available to the public for a subscription fee, and Euromonitor reports are available to the public for a fee (and the Company and/or the underwriters for this offering have paid these preset fees, but nothing more). Consequently, the Company does not believe that these sources are required to file a consent under Section 7 of the Securities Act and Rule 436 of Regulation C. The Company also pays a fee to the Tabs Group to sort and analyze ACNielsen data, but the Tabs Group is not itself a source of market share or other information.

Market Ranking and Other Data, page ii

4.
Please relocate this section to a more appropriate location in your prospectus as the prospectus summary should immediately follow your prospectus cover page or the table of contents, as applicable.

  Response:    The Company has relocated this section to pages 4 and 5 of the Amendment in response to the Staff's comment.

5.
Please revise to define "FDMx" in plain English. To the extent that you can eliminate this as a defined term, please do so.

  Response:    The Company has eliminated the definition of "FDMx" throughout the prospectus and replaced it with the descriptive phrase, "food, drug and mass volume retailers other than Wal-Mart."

6.
Please revise to more clearly define the term "masstige." For example, where does this term come from and when was it first developed? In addition, please disclose whether any of the companies you have named in the second paragraph also refer to their market as "masstige." We may have further comment based on your response.

  Response:    We have revised the disclosure on page 4 of the Amendment in response to the Staff's comment. The term "masstige" is the combination of the words "mass market" and "prestige". We believe the earliest known reference of this term in the cosmetics industry was by Ann Francke, Marketing Director of Procter & Gamble Cosmetics & Fragrances Division, at a Marketing Toiletries, Cosmetics & Fragrances conference on beauty product advertising in mass media as cited in Cosmetics International, March 10, 1996.

  The Company positions itself as a "masstige" brand and defines its market by reference to its principal competitors that are named in the Amendment. The Company has historically viewed its business and market position in this manner, and believes its "masstige" brand positioning is critical to its business strategy. The Company is not aware, however, of the use of the term "masstige" by its competitors in describing their own business.

  The Company is supplementally providing examples of the use of the term "masstige" in Annex B attached hereto.

Prospectus Summary, page 1

7.
Please be sure to describe your market consistently throughout your document. For example, in some places you refer to your market as "masstige," "mass market channel," "mass market cosmetics industry," and "mass market."

  Response:    The Company has revised the references to "mass market cosmetics industry" and "mass market" to "mass market channel" throughout the Amendment in response to the Staff's comment.

8.
The disclosure set forth under the headings "Our Company," "Our Competitive Strengths," and "Our Growth Strategy" merely repeats the disclosure under the same headings in the "Business" section. The summary should provide a brief overview of the most important aspects of your business and offering. Please revise accordingly.

  Response:    In response to the Staff's comment, the Company has shortened the prospectus summary and added additional disclosure in the "Business" section. Please see pages 1 to 3 and pages 54 to 57 of the Amendment.

9.
Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your strengths.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 3 of the Amendment.

10.
Please clarify your relationship with third parties and suppliers with respect to the manufacture of your products.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 56 and 61 of the Amendment.

11.
Please revise here and throughout your prospectus as necessary to explain in plain English what you mean by "strong brand equity position."

  Response:    The Company has deleted references to "strong brand equity position" and replaced them with "strong quality perception" in response to the Staff's comment. Please see pages 2 and 55 of the Amendment.

12.
Please clarify on page 4 that you paid a $2.3 million dividend to common stockholders on December 16, 2005 in connection with the acquisition.

  Response:    The Company has provided additional disclosure describing the Recapitalization in 2005, including the $2.3 million dividend paid to the common stockholders at that time. Please see page 4 of the Amendment.

The Offering, page 5

13.
We note that you intend to use the proceeds from your initial public offering of your equity securities to repay certain indebtedness, which will materially change your capital structure. As such, please include pro forma financial statements to reflect the change in your capital structure as of and for the fiscal year ended December 31, 2005 and as of and for the six-months ended June 30, 2006. Please note that if actual interest rates can vary from those depicted, also disclose the effect on income of a 1/8 percent variance in interest rates. Furthermore, include the impact of the repayment of the remaining debt not paid with the proceeds from the IPO but rather by the new senior credit facility. State the material terms of the new senior credit facility. Finally, include the impact of accelerating the vesting of your stock options. Refer to Rules 11-01(a)(8) and 11-02(b) of Regulation S-X for guidance.

  Response:    The Company has included pro forma financial information for the fiscal year ended December 31, 2005 and as of and for the six months ended June 30, 2006 in response to the Staff's comment. Please see pages 29 through 34 of the Amendment.

14.
We note that you intend to effect a stock split prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Refer to SAB Topic 4:C for guidance. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

  Response:    The Company respectfully advises the Staff that the stock split has not yet been approved by the Company's Board of Directors. Once approved, the financial statements will be revised throughout to give retroactive effect to the stock split, and the Independent Registered Public Accounting Firm's opinion will be correspondingly updated. The Company will not circulate the preliminary prospectus until this information is available.

Use of Proceeds, page 5

15.
Please disclose the allocation of the net proceeds for each stated purpose.

  Response:    The Company has provided additional disclosure in response to the Staff's comment and will complete the disclosure once a price range has been determined. Please see page 6 of the Amendment.

Risk Factors, page 8

16.
Please delete the third and fourth sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see "Risk Factors" on page 9 of the Amendment.

17.
If material, please add a risk factor discussing your indebtedness following this offering. In this regard, discuss your annual debt obligations and the impact of a 1% increase in interest rates on these obligations.

  Response:    The Company respectfully notes that it does not believe there is a need for additional risk factor disclosure regarding the impact of changes in interest rates on indebtedness following the offering because the Company does not believe changes in interest rates will have a material impact on future interest expense. Concurrently with the closing of this offering, the Company expects to enter into a new senior credit agreement which will provide for a $15.0 million term loan facility and a revolving credit facility providing for borrowings of up to $20.0 million. The Company expects to draw $6.5 million under its revolving credit facility at closing. A 1% increase in the Company's annual interest rate would result in an increase in annual interest expense of $210,000. The Company expects its indebtedness following the offering to decrease from $65.0 million as of June 30, 2006 to an expected $21.5 million at closing.

18.
Please add risk factor disclosure regarding the fact that you do not intend to pay dividends and, therefore, investors will not be able to rely on dividends to make a return on their investment. We note your statement on page 24, for example, that your principal subsidiary is prohibited from paying dividends to you under the existing senior credit agreement.

  Response:    The Company has provided an additional risk factor on page 24 of the prospectus in response to the Staff's comment.

19.
We note that you are required to register shares of your common stock and to cause such registered shares to be listed on a securities exchange pursuant to a registration agreement with your shareholders. It does not appear that you have recognized the registration agreement as a derivative that is marked-to-market each reporting period on your consolidated financial statements. As such, citing relevant accounting literature, please tell us how you account for your registration agreement, including your consideration of SFAS 133 and EITF 00-19.

  Response:    The Company respectfully submits that it does not believe that the registration agreement falls within the application of SFAS 133 or EITF 00-19. The registration agreement requires the Company to use its best efforts to register shares under the agreement if requested by the holders as provided for in the agreement and does not provide for liquidated damages or penalties in the event of an untimely or failed registration. The Company does not believe that the registration agreement falls within the application of SFAS 133 based upon paragraph 6 of SFAS 133, since the registration agreement does not contain a notional amount and the registration agreement does not require or permit net settlement (i.e., liquidated damages, penalties or other payment provisions). The Company does not believe that the registration agreement falls within the application of EITF 00-19 since the agreement is not indexed to or settled in its own stock based upon EITF 00-19 and EITF 01-6 and does not provide for any liquidated damages or penalties.

The high level of competition in our industry…, page 8

20.
Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that the risk discussed in this risk factor could apply to nearly any issuer in your industries and in many other industries. Please clearly explain how this risk specifically applies to your company or your offering. Please also comply with this comment in risk factors 6, 8, 10, and 19.

  Response:    The Company has reexamined each of the risk factors under the "Risk Factors" section of the prospectus and, where applicable, has revised the disclosure to more clearly explain how each risk factor applies specifically to the Company, and has deleted the risk factor that could apply to any company or to any offering, as requested.

  Regarding the risk of competition, which appears on page 9 of the Amendment, the Company respectfully submits that this risk factor applies specifically to it because its principal competitors are large, multinational corporations that currently sell their products in twice as many stores, have significantly more selling space per store and offer more product categories than the Company does.

  Regarding the risk of expanding into new product categories, which appears on page 11 of the Amendment, the Company respectfully submits that this risk factor specifically applies to it because the Company's current product lines address only approximately half of the cosmetics categories, and expansion into new product categories is a critical component of the Company's growth strategy.

  Regarding the risk of failing to execute the Company's growth strategy, which appears on pages 12 and 13 of the Amendment, the Company respectfully submits that this risk factor specifically applies to it based in part on its heavy dependence on new product introductions, which have contributed, on average, approximately 30% of the Company's net sales for the last three years, and approximately 45% in 2005, which the Company believes are higher percentages than are generally experienced by its principal competitors.

  Regarding the risk of catastrophic loss, which appears on page 16 of the Amendment, the Company respectfully submits that this risk factor specifically applies to it because the Company has only three manufacturing facilities and one distribution and corporate headquarters facility, each located in close proximity to the others, and does not have other facilities in other regions from which to operate in the event of a catastrophic loss or natural disaster.

  The Company has deleted the risk factor relating to the impact of an economic downturn.

Fluctuations in buying decisions…, page 9

21.
We note the disclosure in the fifth sentence. Please explain the meaning of each of the following terms:

•
incremental trade allowances;

•
radio frequency identification;

•
source tagging; and

•
permanent fixtures.

  Response:    These terms have the following meanings:

  •
  Incremental trade allowances include cash discounts, markdown allowances, in-store retailer advertising, coupon expense and other miscellaneous retailer allowances.

  •
  Radio frequency identification is an automatic data capture technology that uses "smart tags" attached to inventory in order to provide real time information on each tagged item for purposes of inventory control and supply chain management. Each smart tag has a unique identifier. When the tagged item passes within range of a reader, the reader retrieves the tag data via radio waves and relays the exact identity and location of the tagged item to a central computer. Collectively, the information can provide a comprehensive record of a tagged item's movement from point of origin to sale.

  •
  Source tagging is the attachment of a security tag to inventory prior to delivery to a retailer principally in order to prevent theft. Source tagging is required by certain retailers on 24 of the Company's products.

  •
  Permanent fixtures are wall merchandising fixtures located in retail stores used to display and market products.

  The Company has provided additional explanation of these terms in response to the Staff's comment. Please see page 10 of the Amendment.

22.
We note the statement in the fifth sentence that your customers have demanded increased service, order accommodations, and other concessions. Please briefly discuss illustrative examples of the demands you have been required to meet.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 10 of the Amendment.

We are a small company that relies on a few key…, page 9

23.
All companies rely on their key personnel. Please explain how this specific risk applies to your company.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 10 and 11 of the Amendment.

We will require a significant amount of cash…, page 13

24.
Please quantify the amount of cash that you will need to fund working capital and planned capital expenditures. In addition, please disclose this amount and the planned uses in the "Liquidity and Capital Resources" section on page 36.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 14 and 45 of the Amendment.

An increase in minimum wages…, page 14

25.
Please illustrate this risk by discussing the increase in the California minimum wage that was recently approved.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 16 of the Amendment.

Our business may be subject to environmental investigation…, page 18

26.
We note the statement in the last sentence of the first paragraph that "future capital expenditures will be necessary to maintain such compliance." Please quantify, to the extent practicable, the amount of these capital expenditures.

  Response:    The Company is unable to quantify the future capital expenditures for compliance with applicable environmental, health and safety laws and regulations, has not budgeted any capital expenditures for such purpose, and has revised the risk factor accordingly. Please see page 20 of the Amendment.

27.
We note the disclosure in the second paragraph. Please disclose the amount of your reserves for these claims.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 20 of the Amendment.

Our computer and communications hardware…, page 19

28.
We note the disclosure in the fourth and fifth sentences. Please disclose, if true, that you do not currently have adequate backup systems offsite in the event of a catastrophic event.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 20 of the Amendment.

Significant increases in energy prices…, page 19

29.
Please illustrate the risks discussed in this risk factor by providing specific examples that have impacted your company.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 21 of the Amendment.

Future sales of our common stock…, page 20

30.
Please delete the last paragraph of this risk factor, as mitigating language is not appropriate in risk factor disclosure.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see pages 22 and 23 of the Amendment.

After the offering, our principal stockholder…, page 21

31.
The risks relating to the corporate opportunities is a significant risk that should be discussed under its own explanatory subheading. Please revise accordingly. In addition, please clearly provide the statement set forth in the first sentence of the last paragraph under the heading "Corporate Opportunities and Transactions with Summit Partners" on page 74.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 23 of the Amendment.

Dilution, page 26

32.
We note the disclosure in the second to last paragraph that you have excluded from your comparative table shares issuable upon the exercise of outstanding options. Please be advised that your comparative table should include shares subject to outstanding options that are held by your officers, directors and any other affiliated persons, as it should include shares they have a right to acquire. See Item 506 of Regulation S-K.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 28 of the Amendment.

Selected Historical Financial Data, page 27

33.
Please include all of the actual financial data required for this section:

•
Statement of operations data for fiscal years 2001 and 2002;

•
Per share data for all periods presented; and

•
Balance sheet data for fiscal year 2001.

  Refer to Item 301 of Regulation S-K and Part I, Item 11(f) of Form S-1 for guidance. Finally, please tell us why you believe it is appropriate to include estimates for fiscal years 2001 and 2002.

  Response:    The Company has provided all of the requested financial data in response to the Staff's comment. Please see pages 35 and 36 of the Amendment. The financial statements for 2001 and 2002 were prepared in a consistent manner with the audited financial statements for 2003, 2004 and 2005. Certain adjustments were made on a specific identification basis and are consistent with methods used for 2003, 2004 and 2005. The Company only included estimates to the extent that they were included in the audited financial statements for 2003, 2004 and 2005. The Company will provide per share data for all periods presented prior to circulating the preliminary prospectus.

34.
Considering that you have not provided financial information for all of the past five fiscal years and that you have only been able to include estimated revenue for fiscal years 2001 and 2002, please tell us how you are able to estimate certain accruals (e.g., returns reserves, trade allowances and inventory valuations) based on historical experience. If your historical experience is as of January 1, 2003, please tell us why you believe this is sufficient historical experience.

  Response:    As described on pages 35 and 39 of the Amendment, the Company has prepared its 2001 and 2002 financials on a "carve out" basis to include the results of operations and assets of the predecessor's operations that were previously included in the consolidated financial statements of Pierre Fabre, Inc., formerly a wholly owned subsidiary of Pierre Fabre Dermo-Cosmetique, S.A. The Company believes that it has prepared the financial statements for the predecessor on a consistent basis with the Company's audited consolidated financial statements and that the financials statements include all adjustments necessary to present fairly the information set forth therein. The Company has made estimates of certain accruals based on its actual historical experience for the appropriate periods, which includes the experience of the business for periods prior to January 1, 2003, and believes that this experience is sufficient for it to appropriately prepare its financials.

Management's Discussion and Analysis of Financial Condition…, page 29

Factors Affecting Our Operating Results, page 29

35.
Please clarify in the second paragraph, and elsewhere in your document as necessary, to explain the difference between "components" and "semi-finished goods." Without explanation, these terms appear vague.

  Response:    The Company made the requested revisions in response to the Staff's comment to clarify that "components" are plastic compact containers or plastic tubes that do not contain product, and "semi-finished goods" are plastic compact containers or plastic tubes that are filled with product. Please see pages 15, 37, 38 and 61 of the Amendment.

Results of Operations, page 32

36.
Please expand/revise the discussion of your results of operations for each period presented to address the following items, at a minimum:

•
Quantify the extent to which increases/decreases in volume and/or prices attributed to the increase in net sales and the extent to which introduction of new products had on net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X.

•
Provide more analysis of the factors that impact the areas comprising of your income from continuing operations, including a complete discussion of known trends or anticipated trends that have had an impact on and/or may continue to have on impact on net sales, gross profit, income from operations, and income from continuing operations. Examples include:

•
All: An analysis of your inventory that specifically discusses material charges for inventory obsolescence.

•
June 30, 2006: An explanation as to why your provision for returns and trade allowances increased, which offset the increase in net sales.

•
June 30, 2006: An explanation as to why product costs and inbound freight surcharges increased, which resulted in cost of sales increasing.

•
June 30, 2006: A detailed discussion of the impact the expected capacity constraints are to have on your net sales and cost of sales. Refer to your disclosure on page 12.

•
December 31, 2005 and December 31, 2004: An explanation of what the favorable net changes in product costs are with regards to your explanation for the increase/decrease in cost of sales as a percentage of net sales.

    •
    December 31, 2004: An explanation as to how you were able to obtain a higher rate of recovery from returned products.

  Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

  Response:    The Company has provided additional disclosure in response to each of the Staff's requests, and has otherwise sought to improve its MD&A disclosure in response to this comment. Please see pages 40 through 44 of the Amendment.

37.
We note your disclosure on page 35 that legal fees increased in 2004 due to costs incurred in connection with favorable settlements of several trademark matters. Please tell us the amounts of these settlements and where you have recognized these amounts. If material, please also revise your disclosures to discuss the effect of these settlements on your results of operations in 2004 as compared to 2003 and 2005.

  Response:    The Company respectfully notes there were no financial settlements paid by any party in connection with the resolution of these trademark matters. The Company has revised the disclosure on pages 43 and 44 of the Amendment accordingly.

Cost of Sales, page 34

38.
We note your discussion of discontinuation of products that no longer met consumer needs. Please elaborate to tell investors which products these were and why you determined that these products no longer met consumer needs.

  Response:    The Company's former reference to products that no longer met consumer needs was simply a reference to product returns and the Company has revised the disclosure on page 42 of the Amendment accordingly. The Company does not formally track the reason for each of its product returns. The list of returned products is extensive and diverse and there can be any number of reasons for product returns.

Liquidity and Capital Resources, page 36

39.
We note that accounts receivable, net is 16.6% and 14.3% of total assets as of December 31, 2005 and June 30, 2006, respectively. In addition, accounts receivable, net increased 30% as of December 31, 2005, whereas revenue increased 26% for fiscal year 2005. Finally, we note inventory is 14.2% and 14.6% of total assets as of December 31, 2005 and June 30, 2006, respectively. As such, please include an analysis of days sales outstanding and inventory turnover rates for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

  Response:    The Company has provided the requested disclosure in response to the Staff's comment. Please see pages 46 of the Amendment.

Cash Flows, page 36

40.
We note the disclosure in the third paragraph. Please describe in greater detail your significant expected uses of cash. Please refer to Items 303(a)(1) and (2) of Regulation S-K.

  Response:    The Company has provided the requested disclosure in response to the Staff's comment. Please see page 45 of the Amendment.

Debt and Credit Facilities, page 37

41.
Please discuss the financial and other covenants under your debt agreements. In addition, please disclose whether you were in compliance with each covenant as of the most recent practicable date.

  Response:    The Company has provided additional disclosure of the financial and other covenants that are expected to be included in the new senior credit agreement, which is the only debt agreement that is expected to be in place upon completion of the offering. The Company has provided additional disclosure in response to the Staff's comment. Please see pages 47 and 48 of the Amendment.

Contractual Obligations, page 39

42.
We note that you intend to use a portion of the proceeds of this offering to repay certain indebtedness and enter into a new senior credit agreement. Please either provide a pro forma table reflecting these changes or provide clear disclosure in this section regarding the impact of these changes on your obligations.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 48 of the Amendment.

43.
Please either expand your contractual obligations table to include purchase obligations or confirm to us that you do not have any purchase obligations. Refer to Item 303(a)(5) of Regulation S-K for guidance.

  Response:    With the exception of a commitment to purchase manufacturing equipment as disclosed on page 48 of the Amendment, the Company confirms that it does not have any purchase obligations. The Company purchases from third-party suppliers on a purchase order basis, with components and semi-finished goods purchased as needed, and does not have long-term contracts with its suppliers. The Company has provided additional disclosure on page 61 of the Amendment to clarify this point.

Critical Accounting Policies and Estimates, page 39

44.
Please revise your critical accounting policies to address the following:

•
Revenue Recognition: Include a discussion of material differences between estimated product returns and trade allowances and actual results. If you have not experienced any material differences, include such a statement.

•
Inventory Valuation: Please disclose the amount of your inventory valuation allowance at each balance sheet date. Please also include a discussion of material historical differences between estimated write downs and actual results, as we note from your disclosures under results of operations on pages 32 - 36, your write-downs appear to have varied significantly from period to period. Finally, please discuss the risks and uncertainties associated with your business on the estimates of your inventory value, as we note from your disclosures on page 9 that new products have contributed approximately 30% of your net sales, thereby suggesting that your inventory is at risk of rapid obsolescence.

•
Goodwill: You state that you recognize a goodwill impairment charge to the extent that the carrying value exceeds the fair value, if the estimated future cash flows (undiscounted and without interest charges) are less than the carrying value of goodwill. This goodwill impairment policy is not consistent with SFAS 142. Please revise your disclosures to conform your policy to paragraphs 19-22 of SFAS 142. Further, to the extent that your goodwill impairment tests in each of the years presented did not comply with paragraphs 19-22 of SFAS 142, please revise your testing and accounting accordingly.

    In addition, state your reporting unit level, a description of the valuation method used to determine the fair value of your reporting units, and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

  •
  Other Indefinite-Lived Intangible Assets: Clarify that you test indefinite-lived intangible assets for impairment separately from goodwill on an annual basis or whenever events or circumstances occur. Disclose your policy for testing your indefinite-lived intangible assets for impairment and the method you use to determine the fair value of your indefinite-lived intangible assets for impairment, including a discussion of the material assumptions used and the sensitivity of those assumptions. If the estimated fair value and carrying value for any of your indefinite-lived intangible assets are not materially different, please disclose this fact including the amount at risk. Finally, disclose how you determined your trade names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

  •
  Distributor Relationships and Patents: Disclose your policy for testing your finite-lived intangible assets for impairment and the method you use to determine the fair value of your finite-lived intangible assets for impairment, including a discussion of the material assumptions used and the sensitivity of those assumptions. If the estimated fair value and carrying value for any of your finite-lived intangible assets are not materially different, please disclose this fact including the amount at risk. Finally, disclose how you determined the useful lives of your distributor relationships and patents in accordance with paragraph 11 and Appendix A of SFAS 142.

  Response:    The Company's response to each of the Staff's five bulleted comments is as follows:

  •
  Revenue Recognition: The Company has provided additional disclosure in response to the Staff's comment. Please see pages 49 and 50 of the Amendment.

  •
  Inventory Valuation: The Company's inventory is recorded at the lower of cost or market and as such, a valuation allowance is not recorded, but rather an inventory write down establishes a new cost basis and is not presented as a reserve (See Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB.).

    The Company has not experienced material differences. The write downs have varied based on changes in sales forecasting and historical trends. The Company's look-back procedures have not identified any material differences.

    While the primary driver of the Company's new product sales is an increase in retail space, the Company agrees that there is a certain degree of risk and uncertainty associated with the introduction of so many new products. The Company has provided additional disclosure in response to the Staff's comment. Please see page 50 of the Amendment.

  •
  Goodwill: Management believes that testing complied with paragraphs 19-22 of SFAS 142, but was not adequately disclosed. The Company has provided additional disclosure in response to the Staff's comment. Please see page 50 of the Amendment.

  •
  Other Indefinite-Lived Intangible Assets: The Company has provided additional disclosure in response to the Staff's comment. Please see pages 50 and 51 of the Amendment.

  •
  Distributor relationships and patents: The Company has provided additional disclosure in response to the Staff's comment. Please see page 51 of the Amendment.

Business, page 44

45.
Please disclose the information required by Items 101(c)(1)(vii), (viii), and (xi) of Regulation S-K.

  Response:    The Company has provided additional disclosure on page 60 of the Amendment as required by Items 101(c)(1)(viii) and (xi) of Regulation S-K. The Company respectfully submits that the disclosure required by Item 101(c)(1)(vii) of Regulation S-K is included under the caption "Distribution Channels and Retailer Customers" on page 60 of the Amendment.

Our Company, page 44

46.
Please disclose the basis for the following statements:

•
"We are one of the fastest growing cosmetics companies…"

•
"…competitors whose products focus primarily on changing fashion trends."

  Response:    With respect to the first bullet point, a chart that shows the percentage change in growth of the top ten cosmetic manufacturers within the U.S. mass market cosmetics industry is being supplementally provided to the Staff. Please see Annex C attached hereto. With respect to the second bullet point, we have removed the reference to our competitors and instead focused on our Company's approach to the cosmetics market. Please see pages 1 and 54 of the Amendment.

47.
We note your statement in the first sentence of the third paragraph and have the following comments:

•
Please revise to clarify that you compete in the U.S. mass market masstige industry. In this regard, we note your statement in the first sentence of the second paragraph under the heading "Market, Ranking and Other Data" on page ii of your prospectus.

•
It does not appear that the use of the statistic regarding the size of the mass market industry is appropriate here in light of the fact that you clearly state that you compete in the mass market masstige industry. We also note your disclosure regarding the size of the two industries under the heading "The Rise of Masstige Products" on page 44. Please revise accordingly.

  Response:    The Company's response to each of the Staff's two bulleted comments is as follows:

  •
  The Company has revised the disclosure to clarify that the Company competes in the U.S. mass market channel of the cosmetics industry and positions itself as a "masstige" brand within the U.S. mass market channel. Please see pages 4 and 5 of the Amendment.

  •
  The Company believes that the size of the U.S. mass market cosmetics industry is appropriate because "masstige" is a subset of the industry, and the Company believes there are opportunities for "masstige" products to expand and capture additional sales within this market. The Company has deleted the reference to the two industries under the heading "The Rise of Masstige Products" in response to the Staff's comment. Please see page 54 of the Amendment.

Our Industry, page 44

48.
Please disclose the source(s) of the statistics you cite in the last sentence of first paragraph.

  Response:    The Company has deleted this statistic.

The Rise of Masstige products, page 44

49.
Please revise to replace the term "recently" with the exact time period to which you refer in the third sentence of this subsection.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 54 of the Amendment.

Products, page 47

50.
Please revise to show what portion of your products each category comprises. For example, what portion of your products do bronzers comprise?

  Response:    The Company has single segment reporting and does not manage its business at that level. The Company does not report its sales in that manner internally and for the reporting and tracking of this data, the Company relies on ACNielsen.

Market Share, page 48

51.
We note that the market share figures you cite do not include sales at Wal-Mart. Please advise us as to the percentage of all mass market masstige industry retail represented by Wal-Mart.

  Response:    The Company, like its competitors, is unable to quantify the percentage of the mass market masstige industry represented by Wal-Mart because Wal-Mart does not provide such market share data. For example, as set forth on page 2 of Revlon's 10-K for the fiscal year ended December 31, 2005, "All U.S. market share and market position data herein for the Company's brands are based upon retail dollar sales, which are derived from ACNielsen data. . . Additionally, as of August 4, 2001, ACNielsen's data do not reflect sales volume from Wal-Mart, Inc., which is the Company's largest customer."

Raw Materials and Suppliers, page 50

52.
We note that you generally do not have long-term to exclusive arrangements with your suppliers. Please revise to provide more detail concerning your arrangements with suppliers. In that regard, we note your disclosure on page 19 in the last risk factor concerning your purchase of raw materials, semi-finished goods and components from U.S. brokers and from suppliers in Italy and China.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 56 and 61 of the Amendment.

Patents and Trademarks, page 51

53.
Please disclose when your intellectual property rights expire or terminate. In addition, please disclose the material terms of the licenses to which you are a party. See Item 101(c)(l)(iv) of Regulation S-K.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 62 of the Amendment.

54.
We note your belief, as stated on page 52, that the final resolution of various intellectual property claims and legal actions will not have a material adverse effect on your business. Please clarify what you mean by "business."

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page 62 of the Amendment.

Seasonality, page 52

55.
If material, please revise to provide quantification to help investors better understand the effect of seasonality on your sales.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 63 of the Amendment.

Environmental, page 53

56.
Please disclose the information required by Item 101(c)(1)(xii) of Regulation S-K.

  Response:    The Company has not budgeted any capital expenditures for environmental control facilities for the remainder of its current fiscal year and its succeeding fiscal year.

Management, page 55

Composition of the Board of Directors after this Offering, page 56

57.
We note the disclosure in the second paragraph of this section. Please disclose whether any of your directors will be independent as of the completion of your offering. If so, please identify these directors.

  Response:    The Company has revised the disclosure on page 67 of the Amendment to identify each of the independent directors. We anticipate adding at least one additional director prior to the completion of the offering.

Employee Benefit Plans, page 59

2003 Stock Option Plan, page 62

Terms of the 2003 Stock Option Plan, page 62

58.
We note the disclosure in the last paragraph and have the following comments:

•
It appears that you have options outstanding to purchase 1,206,834 shares as of June 30, 2006. In this regard, we note your disclosure in the second paragraph. However, you only discuss the options to purchase 1,203,834 shares in this section. Please reconcile.

•
Please discuss your plans to amend the performance options to accelerate their vesting. In this regard, we note the disclosure in the fourth sentence under the heading "Effects of This Offering and Related Transactions" on page 31. In addition, please disclose whether all options are being treated in the same manner.

  Response:    With respect to the first bullet point, the Company has provided additional disclosure to clarify the number of options outstanding. Please see page 74 of the Amendment. With respect to the second bullet point, the Company has made the requested revisions in response to the Staff's comment. Please see pages 74 and 75 of the Amendment.

Director Indemnification Agreements, page 65

59.
Please revise to eliminate the term "certain" and describe the exceptions in your director indemnification agreements.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 77 of the Amendment.

Principal and Selling Stockholders, page 66

60.
Please disclose how the selling stockholders received the shares to be offered for resale and any material relationship that the selling stockholders have had with your company over the last three years. Alternatively, you may provide cross references to this information. See Item 507 of Regulation S-K.

  Response:    The Company has inserted the requested cross reference above the Beneficial Ownership chart on page 79 of the Amendment in response to the Staff's comment.

61.
Please expand your disclosure to identify each selling stockholder that plans to participate if the underwriters exercise their over-allotment option. Please also disclose the proportion in which each selling stockholder will participate if the over-allotment is exercised.

  Response:    The Company has added two columns to the table in the "Principal and Selling Stockholders" section in response to the Staff's comment and will complete the table prior to circulating the preliminary prospectus. Please see page 79 of the Amendment.

62.
Please identify the natural persons with dispositive voting or investment control of each selling stockholder that is not a natural person. Refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available Telephone Interpretations, dated March 1999.

  Response:    The Company has provided disclosure with respect to the Summit Partners entities in footnote 1 and have revised the disclosure with respect to Cofilance S.A. in footnote 2. Please see pages 79 and 80 of the Amendment.

63.
Please revise your table to separately identify each entity listed in footnote (1) to the table. See interpretation I.59. of the July 1997 Manual of Publicly Available Telephone Interpretations.

  Response:    The Company has expanded the table to identify all Summit Partners entities, but believes that it is more appropriate to disclose a single ownership percentage number for all the Summit Partners entities in the table. Please see page 79 of the Amendment.

Certain Relationships and Related Transactions, page 68

64.
Please disclose whether you have procedures for reviewing and pre-approving transactions between you and your directors, executive officers, and affiliates.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 81 of the Amendment.

Pierre Fabre Settlement Agreement, page 70

65.
Please revise to eliminate the term certain and describe the indemnification claims referred to here. Please also file this agreement as an exhibit to your amended filing.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 83 of the Amendment. The Company has filed the Pierre Fabre settlement agreement as Exhibit 10.30 to the Amendment.

Description of Capital Stock, page 71

General Matters, page 71

66.
We note your statement in the fourth sentence that the summary is not complete. A summary by its nature is not complete. This statement suggests that you may not have summarized the material provisions of your charter documents. Please revise to delete this statement.

  Response:    The Company has deleted this statement in response to the Staff's comment. Please see page 84 of the Amendment.

67.
Please delete your statement in the fourth sentence that the summary is qualified by reference to your charter documents and the provisions of applicable law, as it is inconsistent with Rule 411 of Regulation C.

  Response:    The Company has deleted this statement in response to the Staff's comment. Please see page 84 of the Amendment.

Anti-takeover Effects of our Certificate of Incorporation and By-laws, page 72

Super Majority Approval Requirements, page 72

68.
We note the disclosure in the second sentence that certain provisions of your charter documents will be subject to super majority approval. Please briefly identify these provisions.

  Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 85 of the Amendment.

Underwriting, page 78

Lock-up, page 79

69.
We note that the representatives of the underwriters may release shares from the lock-up agreements in their sole discretion. Please briefly describe those factors that the representatives may likely consider in determining to release shares. In addition, please discuss whether the representatives have any current intentions to release shares.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 95 of the Amendment.

Where You Can Find More Information, page 81

70.
Please provide the information required by Item 101(e)(1) of Regulation S-K.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 97 of the Amendment.

71.
We note the disclosure in the last sentence of the first paragraph of this section. Please note that the disclosure in your prospectus regarding the contents of any contracts, agreements, or other documents should be materially complete. We also note that you may not qualify your disclosure by reference to the contract, agreement, or other document, as it is inconsistent with Rule 411 of Regulation C. Please revise accordingly.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 97 of the Amendment.

Financial Statements

1.     Organization and Basis of Presentation, page F-7

72.
We note that you acquired Physicians Formula Cosmetics, Inc. and Physicians Formula, Inc. from Pierre Fabre Dermo-Cosmetique, S.A. ("PFDC") on November 3, 2003. We further note your disclosure on page 4 that PFDC retained a 20% interest in Physicians Formula, Inc. Finally, we note that you have not reflected the minority interest in Physicians Formula, Inc. on the face of your consolidated financial statements. If the disclosure on page 4 should read that PFDC acquired a 20% interest in Physician Formula, Inc., a subsidiary of your company, please revise the disclosure to make this clear. Further, please tell us how you accounted for PFDC's retained interest in Physicians Formula, Inc., including the authoritative literature that supports your accounting. If you subsequently acquired the remaining 20%, please tell us how you accounted for the subsequent acquisition of this interest and the authoritative literature that supports your accounting. Revise your footnote disclosures, as appropriate. If PFDC continues to hold an interest in Physicians Formula, Inc., please separately present minority interest on the face of your consolidated balance sheet and minority interest share in earnings on the face of your consolidated statements of income.

        If, on the other hand, the disclosure on page 4 refers to the 20% interest that PFDC obtained in you as part of receiving equity at the time of the Acquisition, please revise your disclosures to make this clear. In addition, please explain, in detail, your basis in GAAP for accounting for this acquisition at fair value, rather than carrying over part of the predecessor basis. As part of your response, please tell us your consideration of EITF 88-16. In this regard, please tell us the following:

  •
  The exact amount of the purchase consideration and the amounts of the components of this consideration (i.e. common stock, preferred stock, term loans, subordinated debt).

  •
  Reconcile the amounts of the components of this consideration to disclosures in your statement of cash flows, disclosures on page 68 - 69, and disclosures in note 1. For example, note 1 states that the purchase price, net of cash acquired was $66,330. However, your statement of cash flows reflects a purchase price of $56,390. Further, your statement of cash flows reflects borrowings under subordinated debt of $9,834, which does not agree to disclosures on page 68. In addition, your statement of cash flows reflects issuance of common stock of $982 and issuance of preferred stock of $29,964, neither of which tie to your statement of stockholders' equity.

  •
  For each component of the consideration, the amount issued to PFDC or any party related to them.

  •
  The terms of the preferred stock you issued, as well as the business reasons for why you issued preferred stock instead of additional common stock or debt.

  •
  Please tell us whether management owned any shares or options in your predecessor or its shareholders prior to the Acquisition. In other words, please tell us management's residual interest, as defined in EITF 88-16, in your predecessor prior to the Acquisition.

  Response:    The Company has revised the disclosure on pages 4 and F-7 of the Amendment to reflect that PFDC's ownership interest is at the Physicians Formula Holdings, Inc. level. Therefore, a minority interest has not been reflected in the consolidated financial statements.

  The Company has accounted for the acquisition in accordance with EITF 88-16, SFAS 141, and SFAS 142. PFDC obtained a 19.95% ownership interest in Holdings as a result of the Acquisition. Based on the provisions of Section 2, paragraph b(i)(b) of EITF 88-16, the Company accounted for this residual interest at fair value. The shareholders of the residual interests, which does not include management since they did not hold any shares or options in "OLDCO", were not included as part of the "NEWCO" control group based upon the voting-interest test and capital-at-risk test. Additionally, the shareholders' residual interests in "NEWCO" individually were either less than 5% or between 5% and 20%. Finally, the monetary test was met as over 80% of the fair value of consideration paid to acquire OLDCO equity interests comprised of monetary consideration.

  The Company has revised the disclosure on pages F-7 and F-8 of the Amendment to indicate the purchase consideration and the amounts of the components of the consideration, reconciled the amounts of the components of the consideration to amounts and disclosures contained in the consolidated financial statements and notes thereto, and identify the party that the component of the consideration was issued to.

  The Company respectfully submits that the terms of the preferred stock are included in note 10 on pages F-19 and F-20 of the Amendment. The Company issued the Series A preferred stock to entities affiliated with Summit Partners, PFDC and certain members of management in connection with the Acquisition. The preferred stock received preferred dividends at a rate of 8.0% per annum. The dividends accrued whether or not they were declared and whether or not there were profits, surplus or other funds of the Company from which to pay them. Any unpaid dividends as of December 31 of each year became accumulated until paid to the holder. The accrued and unpaid dividends were required to be paid before the Company could make any dividends, distributions, redemptions or other payments on its common stock. Upon a liquidation, winding up or dissolution of the Company, the holders of preferred stock were entitled to be paid before any distribution or payment was made on the common stock. The holders of preferred stock were entitled to notice of stockholders' meetings and certain significant events affecting the Company required the vote or consent of holders of a majority of the common stock, such as issuance of notes or containing equity features, debt securities or equity securities that would be senior to or on a parity with the preferred stock, sales of 25% or more of the Company's assets, mergers or consolidations, liquidation, dissolution, recapitalization or reorganization and public offerings. The preferred stock provided that any preferred stock not purchased with the cash proceeds of an initial public offering would automatically convert to common stock. The preferred stock was not subject to redemption except pursuant to the stockholders agreement or as otherwise agreed to by the holders of a majority of the preferred stock.

  The Company issued the preferred stock to provide for a class of stock with different rights and preferences than the common stock. The capital structure of the Company upon completion of the Acquisition, which consisted of common stock, preferred stock and subordinated debt, is commonly used in leveraged buyouts because it provides equity sponsors, management investors and other investors with different ways to invest in the Company, depending on their risk preferences. For example, holders of the Company's preferred stock had more certainty regarding return on their investment than with an investment in common stock because they were entitled to cumulative dividends on their shares of preferred stock. While holders of preferred stock had more certainty regarding their investment, the preferred stock had less potential for appreciation than the common stock. An investment in common stock offered unlimited upside potential if the Company succeeds. In addition, having an additional layer in the capital structure would have permitted a potential co-investor to purchase preferred stock of the Company without purchasing common stock, which would have allowed the original investors to maintain their common stock ownership percentage in the Company. When compared to an investment in the Company's subordinated debt, the holders of preferred stock had less certainty than holders of the Company's subordinated debt, because interest on that debt was required to be paid on the interest payment dates, regardless of whether there were profits, surplus or other funds, and the preferred stock would have been subordinated in right of payment to the subordinated debt upon liquidation, winding up or dissolution of the Company. However, the voting rights of the holders of the preferred stock allowed them to have more control over certain actions of the Company than a holder of the Company's debt securities.

73.
Please revise your disclosure regarding the acquisition of Physicians Formula Cosmetics, Inc. and Physicians Formula, Inc. from PFDC to include the following:

•
The number of your common stock and preferred stock issued to PFDC as a portion of the purchase price, the value assigned to the shares issued for each instrument, and how you determined the fair value of your common stock and preferred stock. Refer to paragraph 51.d. of SFAS 141.

•
The method in which the remaining portion of the purchase price was paid (i.e., cash, debt instruments, other assets, etc.).

•
The interest you acquired in Physicians Formula Cosmetics, Inc. and Physicians Formula, Inc. and the interest retained by PFDC.

•
The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses. Refer to paragraph 51.f. of SFAS 141.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages F-7 and F-8 of the Amendment. The Company supplementally advises the staff that the fair value of the common stock and preferred stock of the Company was based upon arms-lengths negotiations between two unaffiliated parties, both of which acquired an interest in Physicians Formula Holdings, Inc. The Company advises the Staff that there were not any pre-acquisition contingencies related to the acquisition.

2.     Summary of Significant Accounting Policies, page F-8

Segments, page F-10

74.
Please include revenue from external customers for each group of similar products in accordance with paragraph 37 of SFAS 131, or tell us why you do not believe such disclosure is required. In this regard, we note your disclosure within the Business section that states that you operate within two primary product categories: (a) face makeup and (b) eye makeup. We further note the following product categories from your website: (a) face makeup, (b) eye makeup, (c) bronzers, (d) lip color, (e) skincare, (f) sun care, (g) mineral microdermabrasion system, and (h) mineral wear.

  Response:    The Company does not believe disclosure is required under paragraph 37 of SFAS 131 for revenue from external customers for each group of products since all of the Company's products have similar economic characteristics such as similar long term average gross margins, the nature of the products are similar as they can all be applied to the face, the nature of the production processes are similar as all of the Company's products are assembled on common assembly lines utilizing common personnel as well as common research and development facilities, the customers for these products are similar, the method of distribution is similar and the regulatory environment for these products is similar.

Stock Options, page F-10

75.
Please revise your disclosure to include the disclosures required by paragraph 2.e.c. of SFAS 148.

  Response:    The Company believes that under SFAS 123R paragraph 85, the SFAS 148 paragraph 2.3.c. disclosures are no longer to be provided. Paragraph 85 states that "A nonpublic entity that used the minimum value method for pro forma disclosure purposes under the original provisions of Statement 123 shall not continue to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of Opinion 25." Additionally, the Company has calculated the pro forma disclosures and the differences between the historical and the pro forma amounts are insignificant. Accordingly, the Company has not added the requested disclosures in this filing.

8.     Long-Term Debt, page F-15

76.
Please revise your disclosure to include the following information, as set forth in Rule 5-02.22 of Regulation S-X, for the long-term debt outstanding at each balance sheet date:

•
the general character of each type of debt including the rate of interest;

•
the date of maturity;

•
if the payment of principal or interest is contingent, an appropriate indication of such contingency;

•
a brief indication of priority; and

•
the basis of conversion, if any.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages F-16 through F-18 of the Amendment.

9.     Commitments and Contingencies, page F-17

77.
We note your disclosures on pages 18 and 53 with regards to your potential liability for the Puente Valley "operable unit" of the San Gabriel Valley Superfund Site. Please include the disclosures required by paragraphs 9-12 of SFAS 5 and Question 2 of SAB Topic 5:Y. Otherwise, please tell us why you do not believe such disclosure is necessary. In addition, please confirm to us that you are recognizing your loss contingencies on a gross basis. In this regard, the recognition of gain contingencies related to indemnification agreements should be recognized only to the extent you meet the requirements in paragraph 17 of SFAS 5.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page F-19 of the Amendment.

10.   Stockholders' Equity, page F-18

78.
We note that you declared a cash dividend on common stock of $2,311,000 in connection with the Recapitalization in December 2005. However, it does not appear that you adjusted your stock option awards in connection with this equity restructuring, as there is no disclosure stating as such. If you did adjust your stock option awards for the equity restructuring, please include appropriate disclosure. If you did not adjust your stock option awards for the equity restructuring, please tell us what consideration you gave to Issue 43 of EITF 00-23. In this regard, we note Article 6.8 of the PFI Holdings Corp. 2003 Stock Option Plan (Exhibit 10.12) the Board or the Committee may make adjustments to stock options in the event of a recapitalization.

  Response:    The Company's Board of Directors declared a cash dividend of $0.23 per common share in December 2005. Concurrent with the dividend, the Company paid a cash bonus to all stock option holders of $0.23 per option outstanding whether vested or unvested. The cash bonus was recorded as compensation expense in the Company's consolidated financial statements. The Company's Board of Directors considered the facts and circumstances of both of these transactions and determined that it would not adjust the terms of the stock options in connection with the large nonrecurring cash dividend. This decision was made as the option holders were "made whole" by the cash bonus.

  Paragraph 53 of FIN 44 addresses the accounting consequence of a change to the exercise price, the number of shares, or both, of a fixed stock option or award that occurs as a direct result of an equity restructuring. We believe that there is no accounting consequence for the above transaction as the aggregate intrinsic value of the award immediately after the dividend is not greater than the aggregate intrinsic value of the award immediately before the dividend and the ratio of the exercise price per share to the market value per share was not reduced. As such, the determination not to adjust the terms of the stock options is not deemed a modification of the award.

  In the event of a modification of an award, Issue 26 of EITF 00-23 speaks to the requirement for either a new measurement date or variable accounting for an upward repricing of an option, depending on the relevant facts and circumstances. As discussed above, we believe that these transactions would not be considered a cancellation. However, if it were determined to be an effective cancellation due to an upward repricing of the outstanding stock options, there would not be any accounting implications as there were no grants issued six months prior to or six months subsequent to the above transactions. Additionally, the award is not considered variable as a result of the dividend as none of the three criteria in paragraph 114 of EITF 00-23 apply to the Company and there are no additional factors that would indicate future modifications.

Part II—Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

79.
We note the Securities Act exemption you cite with respect to each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available. See Item 701(d) of Regulation S-K.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages II-2 and II-3 of the Amendment.

80.
Please provide the information required by paragraphs (a) through (d) of Item 701 of Regulation S-K for any options issued during the last three years.

  Response:    The Company respectfully submits that it does not believe that Item 701 of Regulation S-K requires it to disclose the options it has issued within the past three years, provided that those options remain unexercised. Item 701 of Regulation S-K requires a registrant to disclose all securities "sold" by the registrant within the past three years which were not registered under the Securities Act. The definition of the term "sale" in Section 2(a)(3) of the Securities Act explicitly excludes "the issue or transfer of a right or privilege, when originally transferred with a security, giving a right to subscribe to another security of the same issuer or of another person, which right cannot be exercised until such future date." However, the "issue or transfer of such other security upon the exercise of such right or conversion or subscription shall be deemed a sale of such other security." Since the options the Company has granted pursuant to its 2003 Stock Option Plan are only exercisable after they vest, which occurs periodically after the date of grant, we do not believe the grant of these options constituted a "sale" of the Company's securities. 398,166 options issued pursuant to the 2003 Stock Option Plan have been exercised. Accordingly, the Company has made the requested revision in response to the Staff's comment. Please see page II-3 of the Amendment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

81.
Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

  Response:    The Company acknowledges the Staff's comment.

82.
We note the disclosure in the last sentence of the last paragraph of the section entitled "Item 14. Indemnification of Directors and Officers" on page II-I of your registration statement. Please file each indemnification agreement as an exhibit to your registration statement. Alternatively, you may file the form of indemnification agreement if each of the agreements is substantially the same.

  Response:    The Company has filed the form of director indemnification agreement as Exhibit 10.31 to the Amendment.

Exhibit Index, page II-5

83.
Please disclose as an exhibit or note to your financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X. Your filing should include an opinion from your independent accountants covering this schedule.

  Response:    The Company respectfully submits that the only qualifying accounts relate to the allowance for bad debts. Such allowance is less than one percent of current assets for each period presented and is therefore not material. In addition, the major component of the allowance for bad debts is the bad debt expense, which has been included as a component of the cash flow statement. Therefore, the Company believes that information is not required by Rule 5-04 and its reference to Rule 4-02.

* * * * *

        Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff's comment letter.

        We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191.

Sincerely,

/s/ James S. Rowe
James S. Rowe
cc:
Ingrid Jackel
Joseph J. Jaeger
        Physicians Formula Holdings, Inc.

  Thomas R. Brome
            Cravath, Swaine & Moore LLP

Annex A

Annex B

Annex C

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